April 24, 2006

VIA MESSENGER AND EDGAR

Peggy Fisher, Esq.

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Evans & Sutherland Computer Corporation
Preliminary Proxy Statement on Schedule 14A (filed April 5, 2006)
File No. 001-14677

Dear Ms. Fisher:

We are writing on behalf of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), in response to the comments of the Staff of the Securities and Exchange Commission set forth in the comment letter dated April 17, 2006 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed April 5, 2006 (the “Preliminary Proxy Statement”). The Company is filing concurrently herewith via EDGAR a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”). The changes reflected in the Definitive Proxy Statement include those made in response to the comments of the Staff set forth in the Comment Letter. To aid the Staff with its review, we have enclosed a courtesy copy of the Definitive Proxy Statement, marked to show changes from the Preliminary Proxy Statement.

Set forth below is the Company’s response to the comment raised in your letter. To facilitate the Staff’s review, we have provided the Company’s response in ordinary type beneath the Staff comment, which appears in bold type.

1.                                      We note that Houlihan Lokey Howard & Zukin Financial Advisors has limited the use and benefit of its fairness opinion only to the board of directors. Please note that shareholders are entitled to rely on the opinion expressed. Please delete any portion of the fairness opinion that disclaims responsibility to shareholders or implies that shareholders are not entitled to rely on the opinion. Refer to section II.D.1 of the Division’s November 2000 Current Issues Outline.

Response:  We have revised the disclosure as requested. Please see page C-3.

In accordance with Instruction 5 to Item 14 of Schedule 14A and in connection with the Definitive Proxy Statement’s incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), the Company is also filing herewith a copy of KPMG LLP’s Report of Independent Registered Public Accounting Firm, dated March 31, 2006, issued in connection with the 2005 Form 10-K.

The Company will provide supplementally the acknowledgements requested by the Staff in the closing comments of the Comment Letter.

We believe that the Definitive Proxy Statement responds completely to all of the issues raised in the Comment Letter. Please direct any questions or correspondence concerning the Definitive Proxy Statement or this letter to the undersigned at (213) 621-5556 or to my colleague Marc Packer at (650) 470-4630.

Very truly yours,

/s/ Troy Vigil

Troy Vigil

cc:                                 Lance Sessions, Evans & Sutherland Computer Corporation

Enclosures